January 20, 2006
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

RE:	Pharmion Corporation
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 000-50447
Dear Mr. Rosenberg:
On behalf of Pharmion Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 14, 2005 to Mr. Erle T. Mast, Chief Financial Officer of the Company.
Management Discussion and Analysis
Critical Accounting Policies, page 29
1.	Comment: We believe your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us the following in disclosure-type format:
a)	The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b)	To the extent that information you consider in estimating each accrual is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount
2525 28th Street, Boulder, Colorado 80301

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
January 20, 2006

c)	of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers’ ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e)	Your product return policy as it relates to your sales to wholesale distributors, hospitals, clinics, and retail pharmacies.

f)	A roll forward of the liability for each estimate for each period presented showing the following:
•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.
g)	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimate of these items had on your revenues and operations.
Response — items a), b), d), and e): Based on the Staff’s comment, the disclosure of critical accounting policies in future filings will be revised to include the disclosures set forth below.
Critical Accounting Policies
Revenue Recognition
We sell our products to wholesale distributors and, for certain products, directly to hospitals and clinics. Revenue from product sales is recognized when ownership of the product is transferred to our customer, the sales price is fixed and determinable, and collectibility is reasonably assured. Within the U.S. and certain foreign countries revenue is recognized upon shipment (freight on board shipping point) since title to the product passes and our customers have assumed the risks and rewards of ownership. In certain other foreign countries, it is common practice that ownership transfers upon receipt of product and, accordingly, in these circumstances revenue is recognized upon delivery (freight on board destination) when title to the product effectively transfers.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
January 20, 2006

We record allowances for product returns, chargebacks, rebates and prompt pay discounts at the time of sale, and report revenue net of such amounts. In determining allowances for product returns, chargebacks and rebates, we must make significant judgments and estimates. For example, in determining these amounts, we estimate end-customer demand, buying patterns by end-customers and group purchasing organizations from wholesalers and the levels of inventory held by wholesalers. Making these determinations involves estimating whether trends in past buying patterns will predict future product sales.
The nature of our allowances requiring accounting estimates, and the specific considerations we use in estimating their amounts, are as follows:
• Product returns. Our customers have the right to return any unopened product during the 18-month period beginning 6 months prior to the labeled expiration date and ending 12 months past the labeled expiration date. As a result, in calculating the allowance for product returns, we must estimate the likelihood that product sold to wholesalers might remain in their inventory or in end-customers’ inventories to within 6 months of expiration and analyze the likelihood that such product will be returned within 12 months after expiration.
To estimate the likelihood of product remaining in our wholesalers’ inventory, we rely on information from our wholesalers regarding their inventory levels, measured end-customer demand as reported by third party sources, and on internal sales data. We believe the information from our wholesalers and third party sources is directionally reliable, but we are unable to verify the accuracy of such data independently. We also consider our wholesalers’ past buying patterns, estimated remaining shelf life of product previously shipped and the expiration dates of product currently being shipped.
In estimating the likelihood of product return, we rely primarily on historic patterns of returns and estimated remaining shelf life of product previously shipped. During the year ended December 31, 2004, $0.2 million of product was returned to us, representing approximately 0.1% of net sales revenue. At December 31, 2004 and 2003, our allowance for returns was $0.6 million and $0.1 million, respectively. A 10% change in the provision for product returns for the year ended December 31, 2004 would have had an approximate $0.1 million effect on our reported net sales for the year.
• Chargebacks and rebates. Although we sell our products in the U.S. primarily to wholesale distributors, we typically enter into agreements with certain governmental health insurance providers, hospitals, clinics, and physicians, either directly or through group purchasing organizations acting on behalf of their members, to allow purchase of our products at a discounted price and/or to receive a volume-based rebate. We provide a credit to the wholesaler, or a chargeback, representing the difference between the wholesaler’s acquisition list price and the discounted price. Rebates are paid directly to the end-customer or government insurer.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
January 20, 2006

As a result of these contracts, at the time of product shipment we must estimate the likelihood that product sold to wholesalers might be ultimately sold to a contracting entity or group purchasing organization. For certain end-customers, we must also estimate the contracting entity’s or group purchasing organization’s volume of purchases.
We base our estimates on the historic chargeback data we receive from wholesalers, which detail historic buying patterns and sales mix for particular entities and group purchasing organizations, and the applicable customer chargeback rates and rebate thresholds.
At December 31, 2004 and 2003, our allowance for chargebacks and rebates was $2.7 million and $0.7 million, respectively. A 10% change in the provision for chargebacks and rebates for the year ended December 31, 2004 would have had an approximate $0.8 million effect on our reported net sales for the year.
• Prompt pay discounts. As incentive to expedite cash flow, we offer some customers a prompt pay discount whereby if they pay their accounts within 30 days of product shipment, they may take a 2% discount. As a result, we must estimate the likelihood that our customers will take the discount at the time of product shipment. In estimating the amount of discounts, we rely on past history of our customers’ payment patterns to determine the likelihood that future prompt pay discounts will be taken.
At December 31, 2004 and 2003, our allowance for prompt pay discounts was $0.3 million and $0.01 million, respectively. A 10% change in our provision for prompt pay discounts for the year ended December 31, 2004 would have had an approximate $0.1 million effect on our reported net sales for the year.
We have adjusted our allowances for product returns, chargebacks and rebates and prompt pay discounts in the past based on our actual experience, and we will likely be required to make adjustments to these allowances in the future. We continually monitor our allowances and make adjustments when we believe our actual experience may differ from our estimates.
The following table provides a summary of activity with respect to our allowances for the years ended December 31, 2004 and 2003 (amounts in thousands):

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
January 20, 2006

		Chargebacks and
	Product Returns	Rebates	Prompt Pay Discounts
Balance at December 31, 2002	$23	$730	$8
Current Year Allowance	508	1,769	119
Actual credits or payments issued	(447)	(1,865)	(113)

Balance at December 31, 2003	84	634	14
Current Year Allowance	673	7,986	1,310
Actual credits or payments issued	(162)	(6,009)	(1,009)
Balance at December 31, 2004	$595	$2,611	$315

Response — item c): We have not made shipments to customers as a result of incentives and/or in excess of their ordinary course of business inventory level. Accordingly, we do not believe disclosure of this matter is appropriate.
Response — item f): Based on the Staff’s comment, our discussion of results of operations for the period to period revenue comparisons in future filings will include material changes to each type of reduction to gross sales as shown in the following disclosure for the year ended December 31, 2004.
Reductions of gross revenues, which include product returns, chargebacks, rebates and prompt pay discounts totaled $10.1 million, $2.4 million and $1.1 million for the years ended, December 31, 2004, 2003 and 2002, respectively. The $7.7 million increase in 2004 over 2003 was attributed primarily to the launch of Vidaza during 2004 and the increased gross revenue that was derived from it. Although the dollar amount of reductions to gross revenues increased in 2004, the reduction as a percentage of gross sales decreased from 8.6% in 2003 to 7.2% in 2004. This decrease is due to the launch of Vidaza as well as increased sales of Thalidomide, as these products have fewer chargeback and rebate agreements than our other products. The $1.3 million increase in deductions from gross sales in 2003 over 2002 was the result of our products being sold for only a part of 2002 versus the entire year in 2003.
Results of Operations
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 46
2.	Comment: Please confirm to us, if true, that your disclosure controls and procedures were designed to provide “reasonable assurance” that the controls and procedures will meet their

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
January 20, 2006

objectives. We are requesting this information to determine whether the objective for the design of the disclosure controls and procedures is consistent with your principal executive officer and principal financial officer’s conclusion that your disclosure controls and procedures are effective at that “reasonable assurance” level. If true, please represent to us that you will clarify this in future filings. If not true, please provide us an explanation.
Response: We believe that our disclosure controls and procedures were designed to provide “reasonable assurance” that the controls and procedures will meet their objectives. We will clarify this in future filings.
Financial Statements
Consolidated Statement of Operations, page F-4
3.	Comment: We note that you do not include amortization of product rights with cost of sales. Please provide us disclosure that reclassifies the appropriate amounts to costs of services. Alternatively, provide us disclosure that expand the cost of services caption to include parenthetical disclosure indicating that amortization of product rights is excluded and disclose the amount of amortization excluded from cost of services. Please refer to SAB Topic 11:B. In addition, your gross profit discussion in MD&A should be consistent with this presentation. In this regard, if you exclude amortization from cost of sales, the MD&A discussion should clearly state the nature and amount of the amortization that is excluded.
Response: In our future filings, we will change the description of the cost of sales line item on the face of the statement of operations (page F-4) to read as follows: “Cost of Sales, inclusive of royalties, exclusive of amortization shown separately below.” Our MD&A discussion of cost of sales and gross profit will clearly state the nature and amount of amortization that has been excluded from those items.
Should members of the Staff have any questions or require any additional information, they can contact Greg Paschke, Director of Corporate Finance at (720) 564-9116 or me at (720) 564-9122.
Best Regards,
/s/ Erle T. Mast
Erle T. Mast
Chief Financial Officer